UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 20, 2021

(Date of earliest event reported)

Ei.Ventures, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1871358
(State or other incorporation)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424

Kihei, Hawaii  96753

(Full mailing address of principal executive offices)

(808) 213-8191

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

Adoption of Amended Equity Incentive Plan

On July 20, 2021, Ei.Ventures, Inc. adopted an amended 2020 Equity Incentive Plan (the “Amended Plan”). A copy of the Amended Plan is filed as Exhibit 6.5 to this Current Report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ei.Ventures, Inc.

By:	/s/ David Nikzad
Name:	David Nikzad
Title:	Chief Executive Officer

Date:	July 23, 2021

Exhibit Index

Exhibit No.	Description

6.5	Amended 2020 Equity Incentive Plan

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